Exhibit 99.1

BOS Reports Financial Results for the First Quarter of the Year 2024

RISHON LE ZION, Israel, May 30, 2024 – BOS Better Online Solutions Ltd. (“BOS” or the “Company”) (NASDAQ: BOSC) reported its financial results for the first quarter of the year 2024.

First Quarter 2024 Financial Highlights:

●	Revenues decreased by 7% to $11.3 million from $12.1 million in the first quarter of the year 2023;

●	Gross profit margin improved to 22.7% compared to 21.9% in the first quarter of the year 2023;

●	EBITDA amounted to $1,003,000 compared to $1,031,000 in the first quarter of the year 2023;

●	Financial expenses decreased by 57.3% to $105,000 from $246,000 in the first quarter of the year 2023; and

●	Net income increased by 13% to $741,000 or $0.13 per basic share compared to $656,000 or $0.12 per basic share in the first quarter of the year 2023.

Eyal Cohen, BOS’ CEO, stated: “I am pleased with the financial results of the first quarter of 2024 reflecting a record quarterly net income of $741,000 and earnings per share of $0.13. These results put us on track towards achieving our financial targets for 2024: revenues of $46 million and net income of $2.2 million.”

Ziv Dekel, BOS Chairman, added: “BOS has consistently experienced year-on-year growth since 2021, and with a positive cash net of loans, we are poised for even greater future success. Our management team is dedicated to cultivating a growth engine and strengthening our competitive position across various markets.”

BOS will host a video conference meeting on May 30, 2024 at 9:00 a.m. EDT. A question-and-answer session will follow management’s presentation.

To access the video conference meeting, please click on the following link:

https://us06web.zoom.us/j/87881833577?pwd=kBrRtaRoERkOnED2Si30FMerPfjwLJ.1

For those unable to participate in the video conference, a recording of the meeting will be available the next day on the BOS website: www.boscorporate.com

About BOS

BOS leverages cutting-edge technologies to optimize supply chain operations across three key divisions. The Intelligent Robotics division streamlines industrial and logistics inventory processes. The RFID division efficiently marks and tracks inventory and the Supply Chain division effectively manages inventory supply.

For additional information, contact: Eyal Cohen, CEO
+972-542525925 | eyalc@boscom.com

Use of Non-GAAP Financial Information

BOS reports financial results in accordance with US GAAP and herein provides some non-GAAP measures. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis that is consistent with financial models developed by research analysts who follow the Company. The reconciliation set forth below is provided in accordance with Regulation G and reconciles the non-GAAP financial measures with the most directly comparable GAAP financial measures.

Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions, the effect of the war against the Hamas and other terrorist organizations, the continued availability of financing for working capital purposes and to refinance outstanding indebtedness; and additional risks and uncertainties detailed in BOS’ periodic reports and registration statements filed with the US Securities and Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands

	Three months ended March 31,		Year ended December 31,
	2024	2023	2023
	(Unaudited)	(Unaudited)	(Audited)
Revenues	$11,287	$12,141	$44,179
Cost of revenues	8,727	9,477	34,970
Gross profit	2,560	2,664	9,209
Operating costs and expenses:
Research and development	44	41	158
Sales and marketing	1,162	1,246	4,891
General and administrative	508	475	1,762
Other income, net	-	-	(52)
Total operating costs and expenses	1,714	1,762	6,759

Operating income	846	902	2,450
Financial expenses, net	(105)	(246)	(441)
Income before taxes on income	741	656	2,009
Tax on income	-	-	(4)
Net income	$741	$656	$2,005

Basic net income per share	$0.13	$0.12	$0.35
Diluted net income per share	$0.13	$0.11	$0.34
Weighted average number of shares used in computing basic net income per share	5,748	5,702	5,727
Weighted average number of shares used in computing diluted net income per share	5,828	5,712	5,905
Number of outstanding shares as of March 31, 2024 and 2023 and December 31, 2023	5,748	5,702	5,748

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	March 31, 2024	December 31, 2023
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,697	$2,344
Restricted bank deposits	214	217
Trade receivables, net	13,381	12,424
Other accounts receivable and prepaid expenses	1,197	963
Inventories	5,773	6,070
Total current assets	23,262	22,018

LONG-TERM ASSETS	204	196

PROPERTY AND EQUIPMENT, NET	3,310	3,268

OPERATING LEASE RIGHT-OF-USE ASSETS, NET	954	1,026

OTHER INTANGIBLE ASSETS, NET	1,030	1,078

GOODWILL	4,895	4,895

Total assets	$33,655	$32,481

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	March 31, 2024	December 31, 2023
	(Unaudited)	(Audited)
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current maturities of long-term loans	$164	$170
Operating lease liabilities, current	207	235
Trade payables	8,342	7,710
Employees and payroll accruals	1,120	980
Deferred revenues	617	600
Advances net of inventory in process	135	137
Accrued expenses and other liabilities	892	1,072
Total current liabilities	11,477	10,904

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	1,093	1,150
Operating lease liabilities, non-current	698	759
Long-term deferred revenues	317	339
Accrued severance pay	468	490
Total long-term liabilities	2,576	2,738

TOTAL SHAREHOLDERS’ EQUITY	19,602	18,839

Total liabilities and shareholders’ equity	$33, 655	$32,481

CONDENSED CONSOLIDATED EBITDA

(U.S. dollars in thousands)

	Three months ended March 31,		Year ended December 31,
	2024	2023	2023

Operating income	$846	$902	$2,450
Add:
Amortization of intangible assets	47	26	168
Stock-based compensation	21	25	98
Depreciation	89	81	342
EBITDA	$1,003	$1,034	$3,058

SEGMENT INFORMATION

(U.S. dollars in thousands)

	RFID	Supply Chain Solutions	Intelligent Robotics	Intercompany	Consolidated
	Three months ended March 31, 2024

Revenues	$3,683	$7,356	250	(2)	$11,287
Gross profit	992	1,484	84	-	2,560
Allocated operating expenses	565	909	62	-	1,536
Unallocated operating expenses*		-	-		178
Income from operations	$427	$575	$22		846
Financial expenses and tax on income					(105)
Net income					$741

	RFID	Supply Chain Solutions	Intelligent Robotics	Intercompany	Consolidated
	Three months ended March 31, 2023

Revenues	$4,017	$7,489	699	(64)	$12,141
Gross profit (loss)	1,106	1,585	(27)	-	2,664
Allocated operating expenses	573	928	75	-	1,576
Unallocated operating expenses*	-	-	-		186
Income (loss) from operations	$533	$657	$(102)		902
Financial expenses and tax on income					(246)
Net income					$656

SEGMENT INFORMATION

(U.S. dollars in thousands)

	RFID	Supply Chain Solutions	Intelligent Robotics	Intercompany	Consolidated
	Year ended December 31, 2023

Revenues	$13,713	$28,845	1,742	(121)	$44,179
Gross profit	3,179	5,845	185		9,209
Allocated operating expenses	2,150	3,675	258		6,083
Unallocated operating expenses*	-	-	-		676
Income (loss) from operations	$1,029	$2,170	$(73)		2,450
Financial expenses and tax on income					(445)
Net income					$2,005

*	Unallocated operating expenses include costs not specific to a particular segment but general to the entire group, such as expenses incurred for insurance of directors and officers, public company fees, legal fees, and other similar corporate costs.